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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                             --------------------


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                AMENDMENT NO. 2


                             --------------------


                        MERIDIAN INDUSTRIAL TRUST, INC.
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)


                                  589643 10 5
                                (CUSIP Number)


                                Lynne E. McNown
                              225 W. Randolph St.
                                     HQ13A
                               Chicago, IL 60606
                                (312) 750-5322
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                With a copy to:
                           Andrew J. McDonough, Esq.
                               Winston & Strawn
                              35 W. Wacker Drive
                            Chicago, Illinois 60601
                                (312) 558-6079


                               October 21, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:   [_]


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                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 589643 10 5
-----------------------

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 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ameritech Pension Trust
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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_)
                                                                (b) [X]
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 3.   SEC USE ONLY
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 4.   SOURCE OF FUNDS*

      00
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 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [_]
      TO ITEMS 2(d) or 2(e)
 ------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois/Massachusetts
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                     7.   SOLE VOTING POWER - 8,888,598 shares of Common Stock

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER - 0
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER - 8,888,598 shares of Common
                          Stock
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER - 0
       WITH

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,888,598 shares of Common Stock


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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.63%

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14.   TYPE OF REPORTING PERSON - EP
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                                      -2-
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Item 3.   Source and Amount of Funds or Other Consideration.

          On October 21, 1997, the Trust received 3,104,477 shares of Common Stock directly from the Issuer pursuant to that certain Agreement of Purchase and Sale and Joint Escrow Instructions between the Trust and the Issuer (the "Agreement"). The source and amount of funds or other consideration used by the Trust for the Common Stock consisted of the sale of certain real properties owned indirectly by the Trust.

Item 4.   Purpose of Transaction.

          The Shares have been acquired by the Trust for investment purposes. Except as described herein, the Trust has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

          The Trust currently holds more than 5l% of the outstanding shares of Preferred Stock of the Issuer and thus has the power to cause the Board of Directors of the Issuer (the "Board") to appoint a designee of the Trust as a member of the Board. The Trust presently does not intend to exercise this right.

          The Trust has certain fiduciary responsibilities to the Beneficiaries. In exercising its fiduciary responsibilities, the Trust may determine it is in the best interests of the Beneficiaries to dispose of all or a portion of its investment in the Issuer or to make additional investments in the Issuer. The Trust expressly reserves the right to dispose of all or any part of its investment in the Issuer's securities by public or private sale, merger or otherwise (subject to applicable restrictions of the Securities Act of 1933, as amended) or to continue to hold the Issuer's securities or to acquire additional securities of the Issuer at such prices and on such terms as it deems advisable.

Item 5.   Interest in Securities of the Issuer.

          The following information is provided in response to Item 5 of
Schedule 13D and is based on a total of 29,898,743 shares of Common Stock and 2,272,727 shares of Preferred Stock of the Issuer.

          (a) The Trust beneficially owns of record 8,888,598 Shares (this includes the 1,623,376 shares of Preferred Stock, which immediately can be converted into 1,623,376 of Common Stock), constituting approximately 27.63% of the total issued and outstanding Common Stock on an as converted basis.

          (b) The Trust has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of 8,888,598 shares of Common Stock.

          (c) On September 30, 1997, the Trust received 4,160,745 shares of Common Stock directly from the Issuer pursuant to the terms of the Agreement. As set forth in the Agreement, the Trust sold certain properties to the Issuer in exchange for 4,160,745 shares of Common Stock valued at $19.896 per share. The transaction was consummated at the offices of Winston & Strawn, 35 West Wacker Drive, Chicago, Illinois 60601.

                                       3
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          On October 21, 1997, the Trust received 3,104,477 shares of Common
Stock directly from the Issuer pursuant to the terms of the Agreement. As set forth in the Agreement, the Trust sold certain properties to the Issuer in exchange for 3,104,477 shares of Common Stock valued at $19.896 per share. The transaction was consummated at the offices of Winston & Strawn, 35 West Wacker Drive, Chicago, Illinois 60601.

          (d)  Not Applicable

          (e)  Not Applicable

Item 7.   Material to be Filed as Exhibits.

          Exhibit A    The Preferred Stock Purchase Agreement - Incorporated
          ---------    by reference to Exhibit No. 10.13 of the Combined Proxy
                       Statement and Prospectus on Form S-4 dated January 11,
                       1996 (File No. 333-00018).


          Exhibit B    Articles Supplementary to the Articles of Incorporation
          ---------    of the Issuer - Incorporated by reference to Exhibit No.
                       3.2 of the Combined Proxy Statement and Prospectus on
                       Form S-4 dated January 11, 1996 (File No. 333-00018).

          Exhibit C    Amended and Restated Investor Rights Agreement dated
          ---------    February 23, 1996 among the Issuer, the Trust, OTR, Hunt
                       Realty Acquisitions, L.P., USAA Real Estate Company and
                       Meridian Point Realty Trust '83 - Incorporated by reference to Exhibit No. 10.5 of the Combined Proxy
                       Statement and Prospectus on Form S-4 dated January 11,
                       1996 (File No. 333-00018).

          Exhibit D    Excepted Holder Agreement dated February 23, 1996 between
          ---------    the Issuer and the Trust - Incorporated by reference to
                       Exhibit No. 10.8 of the Combined Proxy Statement and
                       Prospectus on Form S-4 dated January 11, 1996 (File No.
                       333-00018).

          Exhibit E    The Trust Agreement - Incorporated by reference to
          ---------    Exhibit E of the Schedule 13D of the Issuer dated
                       February 23, 1996 to which this amendment relates.

          Exhibit F    Agreement of Purchase and Sale and Joint Escrow
          ---------    Instructions - Incorporated by reference to Exhibit 10.7
                       of the Issuer's Form 10-Q filed August 1, 1997 for the quarter ended June 30, 1997.

          Exhibit G    Registration Rights Agreement, dated as of September 30,
          ---------    1997, by and between the Issuer and the Trust -
                       Incorporated by reference to Exhibit G of Amendment No. 1 to the Schedule 13D of the Issuer dated September 30, 1997 to which this amendment relates.

                                       4
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          Exhibit H    Excepted Holder Agreement, dated as of September 30,
          ---------    1997, by and between the Issuer and the Trust -
                       Incorporated by reference to Exhibit H of Amendment No. 1 to the Schedule 13D of the Issuer dated September 30, 1997 to which this amendment relates.

                                       5
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                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                        AMERITECH PENSION TRUST

                        By: State Street Bank and Trust Company, as Trustee

                        By: /s/ John J. Muir
                            -------------------------------------
                        Name: John J. Muir
                              -----------------------------------
                        Title: Vice President
                               ----------------------------------


                        Dated: November 10, 1997